MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

March 23, 2009

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included under Item 4.01 in the Form 8-K/A dated February 27, 2009 of Roadships Holdings, Inc. (the "Company") to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and our audits for the years ended August 31, 2008 and 2007, and our reviews of interim financial statements. We cannot confirm or deny that the appointment of M&K CPAS, PLLC was approved by the Board of Directors, or that he was not consulted prior to his appointment as auditor.
Very truly yours,

/s/ Moore & Associates, Chartered

Moore & Associates, Chartered

Las Vegas, Nevada

6490 WEST DESERT INN RD, LAS VEGAS, NEVADA 89146 (702) 253-7499 Fax: (702)253-7501